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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G1

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crown Castle International Corp.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

228227104

(CUSIP Number)

May 11, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	Although previously disclosing beneficial ownership on Schedule 13D filed with the Securities and Exchange Commission on August 5, 2002 and as amended on August 13, 2002, February 13, 2003, February 20, 2003, March 5, 2003, June 25, 2003, July 5, 2007, December 30, 2010 and May 11, 2011, the Reporting Persons (as defined herein) have chosen to disclose their beneficial ownership on Schedule 13G, pursuant to Rule 13d-1(c). No ownership change is being reported in this filing.

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 26,069,720(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,069,720(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,069,720
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

(Page 2 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 26,069,720(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,069,720(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,069,720
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 3 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,127,300(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,127,300(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

(Page 4 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,127,300(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,127,300(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 5 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,197,020(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,197,020(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,197,020
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 26,069,720 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,127,300 of such shares.
(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

(Page 6 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,149,177(1)
	6.	Shared Voting Power 27,427,820(2)
	7.	Sole Dispositive Power 1,149,177(1)
	8.	Shared Dispositive Power 27,427,820(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,576,997
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 282,377 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03; 249,700 shares are held in Mr. Scully’s Individual Retirement Accounts, which are self-directed; and 617,100 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.
(2)	Of these shares, 27,197,020 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 230,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03 which is one of the general partners of Netcong Newton Partners, L.P.

(Page 7 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,379,800(1)
	6.	Shared Voting Power 27,652,020(2)
	7.	Sole Dispositive Power 1,379,800(1)
	8.	Shared Dispositive Power 27,652,020(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,031,820
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 979,800 shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed; 350,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership; and 50,000 shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.
(2)	Of these shares, 27,197,020 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp; 450,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98; and 5,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of Bill & Susan Oberndorf Foundation, a family foundation.

(Page 8 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,200(1)
	6.	Shared Voting Power 27,197,020(2)
	7.	Sole Dispositive Power 12,200(1)
	8.	Shared Dispositive Power 27,197,020(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,209,220
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 2,200 shares are held in Mr. McDermott’s Individual Retirement Accounts, which are self-directed, and 10,000 shares are held in Mr. McDermott’s individual account.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

(Page 9 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The John H. Scully Living Trust, dated 10/1/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 282,377(1)
	6.	Shared Voting Power 230,800(2)
	7.	Sole Dispositive Power 282,377(1)
	8.	Shared Dispositive Power 230,800(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,177
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is exercised through its trustee, John H. Scully.
(2)	These shares may be deemed to be beneficially owned by The John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

(Page 10 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phoebe Snow Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 617,100(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 617,100(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,100(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

(Page 11 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Netcong Newton Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 230,800(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 230,800(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,800
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (PN)

**	Denotes less than
(1)	Power is exercised through one of its general partners, The John H. Scully Living Trust, dated 10/1/03.

(Page 12 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William and Susan Oberndorf Trust, dated 10/19/98
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 450,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 450,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

(Page 13 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Family Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 350,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 350,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

(Page 14 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.
**	Denotes less than.

(Page 15 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 18,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 16 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 960
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 960
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 960
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 17 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kurt C. Mobley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 50,000(1)
	6.	Shared Voting Power 2,670(2)
	7.	Sole Dispositive Power 50,000(1)
	8.	Shared Dispositive Power 2,670(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,670
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.
(1)	Includes 20,000 shares beneficially owned in his capacity as the sole general partner of Cannonball Creek L.P., a family partnership and 30,000 shares held in his individual retirement account.
(2)	These shares may be deemed to be beneficially owned by Mr. Mobley solely in his capacity as a trustee of the Kurt and Tamra Mobley Trust, dated 4/20/04.

(Page 18 of 26)

CUSIP No. 228227104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kurt and Tamra Mobley Trust, dated 4/20/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,670(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,670(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,670
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.
(1)	Power is exercised through its Trustees, Kurt C. Mobley and Tamra Mobley.

(Page 19 of 26)

Item 1.	(a)	Name of Issuer

Crown Castle International Corp.

	(b)	Address of Issuer’s Principal Executive Offices

1220 Augusta Drive, Suite 500 Houston, Texas 77057-2261

Item 2.	(a)	Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), Edward H. McDermott (“EHM”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Trust”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California limited partnership (“OFP”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Betty Jane Weimer (“BJW”), Eli J. Weinberg (“EJW”), Kurt C. Mobley (“KCM”) and Kurt and Tamra Mobley Trust, dated 4/20/04 ( “Mobley Trust”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, JHS Trust, PS Foundation, NNP, Oberndorf Trust, OFP, Oberndorf Foundation, BJW, EHM, EJW, KCM and Mobley Trust are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

(Page 20 of 26)

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of the JHS Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS Trust is a living trust, established for the benefit of JHS. Certain information with respect to JHS, the trustee for the JHS Trust, is set forth above.

The principal business address of PS Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. PS Foundation is a California corporation.

The principal business address of NNP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. NNP is a California limited partnership.

The principal business address of the Oberndorf Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of the Oberndorf Trust. Certain information with respect to WEO is set forth above. Ms. Oberndorf’s principal business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf is a citizen of the United States of America.

The principal business address of OFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. OFP is a California limited partnership.

The principal business address of Oberndorf Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Oberndorf Foundation is a California corporation.

The principal business address of BJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. BJW is a citizen of the United States of America.

(Page 21 of 26)

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of KCM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. GM is a citizen of the United States of America.

The principal business address of Mobley Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Mobley Trust is a living trust, established for the benefit of Kurt Mobley and Tamra Mobley. Kurt and Tamra Mobley are the trustees of the Mobley Trust.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

	(e)	CUSIP Number:

228227104

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
		Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P.	9.0%	26,069,720	26,069,720	0	26,069,720	0
SPO Advisory Partners, L.P.	9.0%	26,069,720	26,069,720	0	26,069,720	0
San Francisco Partners , L.P.	0.4%	1,127,300	1,127,300	0	1,127,300	0
SF Advisory Partners, L.P.	0.4%	1,127,300	1,127,300	0	1,127,300	0
SPO Advisory Corp.	9.4%	27,197,020	27,197,020	0	27,197,020	0
John H. Scully	9.8%	28,576,997	1,149,177	27,427,820	1,149,177	27,427,820
William E. Oberndorf	10.0%	29,031,820	1,379,800	27,652,020	1,379,800	27,652,020
Edward H. McDermott	9.4%	27,209,220	12,200	27,197,020	12,200	27,197,020
The John H. Scully Living Trust, dated 10/1/03	0.2%	513,177	282,377	230,800	282,377	230,800
Phoebe Snow Foundation, Inc.	0.2%	617,100	617,100	0	617,100	0
Netcong Newton Partners, L.P.	**0.1%	230,800	230,800	0	230,800	0
William and Susan Oberndorf Trust, dated 10/19/98	0.2%	450,000	450,000	0	450,000	0
Oberndorf Family Partners	0.1%	350,000	350,000	0	350,000	0
Bill & Susan Oberndorf Foundation	**0.1%	5,000	5,000	0	5,000	0
Betty Jane Weimer	**0.1%	18,000	18,000	0	18,000	0
Eli J. Weinberg	**0.1%	960	960	0	960	0
Kurt C. Mobley	**0.1%	52,760	50,000	2,670	50,000	2,670
Kurt & Tamra Mobley Trust, dated 4/20/2004	**0.1%	2,670	2,670	0	2,670	0

**	Denotes less than

(Page 22 of 26)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

(Page 23 of 26)

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 24 of 26)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2011
Date

/s/ Kim M. Silva
Signature

Kim M. Silva
Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
William E. Oberndorf (1)
Edward H. McDermott (1)
The John H. Scully Living Trust, dated 10/1/03 (1)
Phoebe Snow Foundation, Inc. (1)
Netcong Newton Partners, L.P. (1)
William and Susan Oberndorf Trust, dated 10/19/98 (1)
Oberndorf Family Partners (1)
Bill & Susan Oberndorf Foundation (1)
Betty Jane Weimer
Eli J. Weinberg (1)
Kurt C. Mobley (1)
Kurt and Tamra Mobley Trust, dated 4/20/04 (1)
(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

(Page 25 of 26)

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)

C	Power of Attorney (previously filed)

(Page 26 of 26)